Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

February 18, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3561

Attn: Edward M. Kelly, Esq.

Re:             Plycrete, Inc.
Pre-effective Amendment 3 Registration Statement on Form S-1
Filed February 1, 2011
File No. 333-164684

Dear Mr. Kelly:

On behalf of Plycrete, Inc., a Nevada corporation (the “Company”), and in response to your letter dated February 9, 2011, regarding the Pre-effective Amendment No. 3 to the Company’s  Registration Statement on Form S-1 (“Form S-1”), as filed with the Securities and Exchange Commission (“Commission”) on February 1, 2011, the Company filed Amendment No. 4 to Form S-1 (“Amendment No. 4”) on or about the date of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

1. Please revise your registration statement to update the liquidity and capital resources section to include the period ended October 31, 2010.

Response:  The Company has revised its disclosure to update the liquidity and capital resources section to include the period ended October 31, 2010.

Financial Statements, page 19

General

2.  We note your response to prior comment five from our letter dated December 21, 2011 and the revisions to your registration statement; however, your statements of operations, statements of changes in stockholders’ equity (deficit), and statements of cash flows for the years ended July 31, 2010 and 2009 still say “unaudited.”  In this regard, please revise the statements to remove the term “unaudited.”

Response:  The Company has revised its disclosure and removed the word “unaudited” from its statements of operations, statements of changes in stockholders’ equity (deficit), and statements of cash flows for the years ended July 31, 2010 and 2009.

Note 4 – License Agreement – Related Party, pages 28 and 39

3. We note your response to prior comment five from our letter dated December 21, 2011.  Please revise your note disclosure to include a description of the impairment analysis that you performed to determine the recoverability of the license agreement and the results of the analysis as provided in the second paragraph of your response.

Response:  The Company has revised its disclosure to provide the impairment analysis it performs in Note 2 recoverability of Long-Lived Assets.  The Company will update its disclosure in Note 4 to state the following: “In accordance with ASC 360-10, the Company is required to review their long-lived assets which includes their identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be recoverable. The Company in light of recent economic turmoil evaluated the recoverability of its licenses. Based on the results of the future discounted cash flows the Company determined that the fair value of these licenses exceeds the current book value of the licenses and therefore, no impairment exists.”

Please see management’s calculation for the July 31, 2010 fiscal year end, which shows that the estimated fair value is in excess of the carrying amount by $534,429 and is attached to this letter.

Statement of Operations and Comprehensive Loss, page 33

4. We note your response to prior comment two from our letter dated December 21, 2011 and the revisions to your document; however, please also review the description of the total line of the last section to say “total comprehensive loss.”

Response:  The Company has revised its disclosure in its statement of operations and comprehensive loss to say “total comprehensive loss” in the last section.

Closing

Hopefully, this enclosed response letter and Amendment No. 4 adequately address the issues raised in your comment letter dated February 9, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Plycrete, Inc.

/s/ Clement Guevremont
Clement Guevremont
Chief Executive Officer

<2>	<2>	<2>	<2>	<2>				
	Projected Revenue								
	FYE 7/31/2011	FYE 12/31/11	FYE 12/31/12	FYE 12/31/13	FYE 12/31/14	Terminal Value			
Projected License Revenue	70,000	80,500	92,575	106,461	122,430	140,795	Estimated Growth	15.0%	<1>
	0.0%	*15.0%*	*15.0%*	*15.0%*	*15.0%*	*15.0%*			

Valuation at July 31, 2010	31-Jul-11	31-Jul-12	31-Jul-13	31-Jul-14	31-Jul-15	Terminal Value	Total Undiscounted Fair Value	Present Value	
Allocated beginning July 31, 2011	$ 70,000	$ 80,500	$ 92,575	$ 106,461	$ 122,430	$ 140,795	$ 612,762		
									19.00%
Present Value Period	0	1	2	3	4	5			<3>
	1.0000	0.8403	0.7062	0.5934	0.4987	0.4190			
Discounted Cash Flows	$ 70,000	$ 67,647	$ 65,373	$ 63,176	$ 61,052	$ 59,000		$ 386,248	

Fair Value	$ 612,762	
Carrying Amount	$ 78,333	
FV > Carrying Amount	**$ 534,429**	No impairment recorded

<1> Growth rate conservatively measured at 15%

<2> Sales are estimated from negotiations with customers with a 15% annual growth

<3> Present value factor